Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Year ended December 31,
	2016	2015	2014	2013	2012
EARNINGS AS DEFINED
Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$(98.1)	$(151.1)	$(636.1)	$27.0	$86.9
Preferred stock dividend (pre-tax equivalent)	—	—	—	(0.3)	(0.3)
Fixed charges	95.9	108.1	127.6	137.0	114.6
TOTAL EARNINGS, AS DEFINED	$(2.2)	$(43.0)	$(508.5)	$163.7	$201.2
FIXED CHARGES, AS DEFINED
Interest expense	$84.2	$92.9	$112.5	$121.0	$103.5
Amortization of capitalized expenses related to debt	5.3	4.1	3.8	3.9	3.3
Preferred stock dividend (pre-tax equivalent)	—	—	—	0.3	0.3
Interest component of rent expense	6.4	11.1	11.3	11.8	7.5
TOTAL FIXED CHARGES, AS DEFINED	$95.9	$108.1	$127.6	$137.0	$114.6
RATIO OF EARNINGS TO FIXED CHARGES	—	(0.4)	(4.0)	1.2	1.8